Exhibit 1.01

Injection Molding Sheet Metal Fabrication CNC Machining 3D Printing

PROTO LABS, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2019 to December 31, 2019

This Conflict Minerals Report (the “Report”) of Proto Labs, Inc. (the “Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in the Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company manufactures certain parts for our customers for which the Conflict Minerals are necessary to the functionality or production of our customers' products.

Proto Labs, Inc. Overview

Proto Labs, Inc. is an e-commerce driven digital manufacturer of quick-turn, on-demand custom parts for prototyping and short-run production. We utilize injection molding, computer numerical control (CNC) machining, 3D printing and sheet metal fabrication processes to manufacture custom parts for product developers and engineers. We offer several plastic and metal material options to our customers who select the proper material(s) for production of their parts. A very limited number of the metal materials we offer for production of parts have been identified as containing Conflict Minerals (the “Covered Products”).

We have established management systems to support the execution of our Conflict Minerals program and ensure it operates effectively and is sustainable into the future. We have adopted a policy affirming our commitment to conducting business fairly and ethically with respect for human rights and in compliance with applicable laws and regulations, including the Rule, which is available on our website. Our policy also affirms our support for the responsible sourcing of Conflict Minerals through our global supply chain, and states that we are actively and diligently working with our global supply chain partners to determine the origin of any Conflict Minerals they may supply to us, and that we will continue to work with them towards the goal of providing greater supply chain transparency and responsible sourcing. In addition to establishing a policy on Conflict Minerals, we have assembled a cross-functional team to implement and oversee our Conflict Minerals compliance program. We have a process in place to engage our suppliers to educate them about the Rule and request information from them regarding Conflict Minerals, and to collect, analyze and retain any such information received from them.

Reasonable Country of Origin Inquiry

We do not directly source Conflict Minerals. Instead, we purchase raw materials from third party suppliers that are multiple layers removed from the smelters and refiners of the Conflict Minerals that are in the raw materials ultimately supplied to us. We must therefore rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in such materials.

We conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in the products we manufacture. We evaluated the products we manufactured for our customers and determined that certain products manufactured during calendar year 2019 were manufactured with raw materials that contain Conflict Minerals that are necessary to the functionality or production of those products. We identified 31 suppliers of those raw materials, and surveyed each of them using the Conflict Minerals Reporting Template (the "CMRT”) developed by the Responsible Minerals Initiative (the “RMI”). We requested that these suppliers make similar inquiries of their suppliers and sub-suppliers until the smelters and refiners of any Conflict Minerals in the raw materials supplied to us could be identified and compared to the conflict-free smelter and refiner lists developed and maintained by the RMI.

Due Diligence

Due Diligence Design and Framework

Because we could not determine that the Conflict Minerals in the Covered Products did not originate in a Covered Country or originated from recycled or scrap sources based on the responses to the CMRTs, we exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the five-step framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Due Diligence Measures Performed

The objective of the due diligence performed was to determine the source and chain of custody of the Conflict Minerals contained in the Covered Products and to determine whether any of those Conflict Minerals are associated with armed groups in the Covered Countries. For the Covered Products manufactured during the twelve months ended December 31, 2019, the Company’s Operations, Compliance and Finance Departments were involved in the due diligence process.

As part of our due diligence, we reviewed supplier responses to each CMRT and followed up with suppliers who did not provide us with a timely response by escalating communication with unresponsive suppliers to the stakeholders in charge of the business relationship. In reviewing supplier responses, we challenged responses that did not respond on a product level and compared the information reported on the CMRTs to our knowledge of the composition of the materials contained in the Covered Products. We also followed-up on responses to try to get smelter information so that we could independently verify the information reported on each CMRT.

Due Diligence Results

28 of the 31 suppliers surveyed returned to us a completed CMRT, each reporting to us that the Conflict Minerals in the materials supplied to us for our Covered Products either 1) do not come from the Covered Countries or 2) are conformant to the RMI assessment protocol for conflict free sourcing. A listing of the known smelters and refiners identified by the Company’s suppliers is included in Annex I below. Given that these suppliers were not able to identify all smelter information or the country of origin of the Conflict Minerals, we are filing this conflict minerals report as we do not believe the information received from our suppliers and our additional due diligence efforts for calendar year 2019 are sufficient to determine the exact country of origin of the Conflict Minerals in our Covered Products. Further, we did not receive responses from all suppliers for calendar year 2019. We are continuing to work with our suppliers to monitor risks in our supply chain to ensure compliance with the Company Policy.

Future Steps to Mitigate Risk

The Company expects to take the following steps, among others, to continue to improve its due diligence measures and to further mitigate the risk that any Conflict Minerals necessary to the functionality of any of the Company’s products finance or benefit armed groups in the Covered Countries: continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; encouraging suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and engaging in industry initiatives encouraging “conflict-free” supply chains.

Annex I

As of April 15, 2020

The below list of Smelters or Refiners (SORs) were identified to the Company by our suppliers as following RMI protocols as of April 15, 2020. The Company is typically many tiers in the supply chain removed from SORs, and our direct suppliers have not traced materials supplied to us back to individual SORs. Many of our suppliers provided information to the Company on all SORs identified to them by their suppliers, and have not been able to confirm that 3TG processed by these SORs have been used in the products they have supplied us because they did not provide their CMRT at the product level. Therefore, it is possible that the list contains SORs not used to process 3TG contained in our products.

Annex I
Smelters and Refiners

Metal	Smelter Name	Smelter Country
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	CHINA
Tin	CV United Smelting	INDONESIA
Tantalum	D Block Metals, LLC	UNITED STATES OF AMERICA
Tantalum	Exotech Inc.	UNITED STATES OF AMERICA
Tantalum	F&X Electro-Materials Ltd.	CHINA
Tantalum	FIR Metals & Resource Ltd.	CHINA
Tantalum	Global Advanced Metals Aizu	JAPAN
Tantalum	Global Advanced Metals Boyertown	UNITED STATES OF AMERICA
Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	CHINA
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	CHINA
Tantalum	H.C. Starck Co., Ltd.	THAILAND
Tantalum	H.C. Starck Hermsdorf GmbH	GERMANY
Tantalum	H.C. Starck Inc.	UNITED STATES OF AMERICA
Tantalum	H.C. Starck Ltd.	JAPAN
Tantalum	H.C. Starck Smelting GmbH & Co. KG	GERMANY
Tantalum	H.C. Starck Tantalum and Niobium GmbH	GERMANY
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA
Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	CHINA
Tantalum	Jiangxi Tuohong New Raw Material	CHINA
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA
Tantalum	Jiujiang Tanbre Co., Ltd.	CHINA
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	CHINA
Tantalum	KEMET Blue Metals	MEXICO
Tantalum	KEMET Blue Powder	UNITED STATES OF AMERICA
Tantalum	LSM Brasil S.A.	BRAZIL
Tantalum	Metallurgical Products India Pvt., Ltd.	INDIA
Tantalum	Mineracao Taboca S.A.	BRAZIL
Tin	Minsur	PERU
Tantalum	Mitsui Mining and Smelting Co., Ltd.	JAPAN
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA
Tantalum	NPM Silmet AS	ESTONIA
Tin	Operaciones Metalurgical S.A.	BOLIVIA
Tin	PT DS Jaya Abadi	INDONESIA
Tin	PT Inti Stania Prima	INDONESIA
Tin	PT Sariwiguna Binasentosa	INDONESIA
Tantalum	QuantumClean	UNITED STATES OF AMERICA
Tantalum	Resind Industria e Comercio Ltda.	BRAZIL
Tantalum	RFH Tantalum Smeltery Co., Ltd./Yanling Jincheng Tantalum & Niobium Co., Ltd.	CHINA
Tantalum	Solikamsk Magnesium Works OAO	RUSSIAN FEDERATION
Tantalum	Taki Chemical Co., Ltd.	JAPAN
Tantalum	Telex Metals	UNITED STATES OF AMERICA
Tantalum	Ulba Metallurgical Plant JSC	KAZAKHSTAN
Tungsten	Unecha Refractory metals plant	RUSSIAN FEDERATION
Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd.	VIET NAM
Tin	White Solder Metalurgia e Mineração Ltda.	BRAZIL
Tungsten	Woltech Korea Co., Ltd.	KOREA, REPUBLIC OF
Tantalum	XinXing HaoRong Electronic Material Co., Ltd.	CHINA
Tin	Yunnan Tin Company Limited	CHINA

Annex II
List of countries of origin of Conflict Minerals

Bolivia
Brazil
China
Estonia
Germany
India
Indonesia
Japan
Kazakhstan
Korea, Republic of
Mexico
Peru
Russian Federation
Thailand
United States of America
Vietnam